July 23, 2018
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Pradip Bhaumik
Special Counsel

Re:	Invacare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 9, 2018
File No. 1-15103

Ladies and Gentlemen:
We are in receipt of the Commission’s letter to Matthew E. Monaghan, Chairman of the Board of Directors, President and Chief Executive Officer of Invacare Corporation (the “Company”), dated July 12, 2018, providing comments with respect to the above-captioned report of the Company. This letter is transmitted by the Company via the EDGAR system in response to the Commission’s comments. For your convenience, we have repeated the Commission’s comments in italics followed by the Company’s response.
General
SEC Comment #1:
It appears from your website that you seek applications for distributorship of your products in North Korea and Sudan. North Korea and Sudan are countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure in the Form 10-K about contacts with North Korea and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea and Sudan, whether through subsidiaries, distributors, dealers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to North Korea and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.
Response:
We do not currently seek, nor, to the best of our knowledge, have we ever sought, applications for distributorship of our products in North Korea or Sudan. To the best of our knowledge, we have no past, current or anticipated direct or indirect contacts with North Korea or Sudan, the governments of those countries or entities that they control, and have not provided, directly or indirectly, any products, technology or services to North Korea or Sudan. Accordingly, our Form 10-K does not include disclosure about contacts with North Korea and Sudan.
After receiving the Commission’s comment, we discovered that the software platform that hosts the Company’s website contained hidden webpages that suggested that the Company was seeking applications for distributors in North Korea and Sudan. Prior to receiving the Commission’s comment and reviewing this matter, the Company’s current management was unaware of the existence of these hidden webpages. In reviewing this matter, we found that these webpages were created in 2001 after the Company acquired a software platform from an outside vendor for purposes of hosting the Company’s website. Content developers apparently created these webpages among a list of webpages for numerous countries and saved them to the platform, but the webpages were not, nor, to our knowledge, have they ever been, actively displayed on, linked to or otherwise associated with the Company’s website. Internet users were not able to navigate to these webpages through the Company’s website. However, in the course of investigating this matter, we found that, because these hidden webpages were saved on the platform, they had been “indexed” by an Internet search engine crawler, and thus were discoverable through an Internet search engine using certain search terms. The availability of these webpages through an Internet search was inadvertent, as we have not sought, do not seek, and do not have any intention of seeking, applications for distributorship of our products in North Korea or Sudan. In addition, the fax number referenced on these dormant pages was not connected to the Company. To the best of our knowledge, no applications for distributorship have ever been received by the Company through the existence these webpages.
Upon becoming aware of the existence of these webpages as a result of this investigation, we promptly removed them from the platform that hosts our website and removed other similar dormant webpages associated with other countries. As of the date of this letter, an attempt to link to these webpages through a web search on the leading Internet search engine results in the display of an error message. In order to avoid any inference that we are seeking applications for distributorship, or any other contacts, with North Korea or Sudan, we have contacted the Internet search engine provider from which these search results appeared and requested that the indexing of these webpages be terminated so that an Internet search will no longer result in a link to these former webpages (notwithstanding that such a link currently leads only to an error message). Also, in our future filings with the Commission, to the extent that we provide disclosure that refers to business that we conduct in “Korea”, we will refer instead to “South Korea” in order to avoid any inference that we conduct business in North Korea. If we discover any other Company website content, disclosure or similar information that inadvertently suggests that we conduct business or have contacts in North Korea or Sudan, we will act promptly to correct or remove it.
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The Company acknowledges the Commission’s closing comments in your letter dated July 12, 2018, and we understand that we are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact me at (440) 329-6283 or alaplaca@invacare.com.
Very truly yours,
INVACARE CORPORATION
/s/ Anthony C. LaPlaca

Anthony C. LaPlaca
Senior Vice President, General Counsel and Secretary

cc:	Matthew E. Monaghan
Kathleen P. Leneghan
Kristofer K. Spreen, Calfee, Halter & Griswold LLP